U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated October 23, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________
Name: Craig L. Piercy
Title: Company Secretary

Dated: October 23, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated October 18, 2002, relating to an agreement between New Tel Limited and Global Emerging Markets ("GEM") under which GEM will subscribe for up to A$22 million of new shares in New Tel Limited over the next three years	1

1. Australian Stock Exchange Release, dated October 18, 2002, relating to an agreement between New Tel Limited and Global Emerging Markets ("GEM") under which GEM will subscribe for up to A$22 million of new shares in New Tel Limited over the next three years.


New Tel
Everybody wants it. We've got it!
Company Profile
Investor Relations
News &

23 Oct

INVESTOR RELATIONS - LATEST ASX RELEASE

18 October 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bond Street
Sydney NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

AUD$22m EQUITY LINE PLACEMENT FACILITY AVAILABLE TO FUND FUTURE GROWTH

As announced to the market on 14 October 2002 New Tel Limited has entered into an agreement with a new strategic investor, Global Emerging Markets (GEM) under which GEM has agreed to subscribe for up to $22 million of new shares in New Tel over the next three years.

Under the agreement New Tel is able at its discretion to require GEM to subscribe for ordinary share capital in New Tel subject to certain conditions. Some of these conditions include determination of the price at which the shares can be issued including a minimum threshold closing price of the Company's shares as quoted on ASX of A$0.12, limits on the number of shares GEM is required to subscribe for at any particular time, and obtaining any necessary shareholder approvals. Besides an obligation to make an initial drawdown of at least 834,000 shares subject to the above conditions which have not crystallized at this time, New Tel has the discretion to decide on how much of the Equity Line Placement Facility it uses. New Tel is also able to determine at its sole discretion how the capital obtained is to be spent after an initial repayment of AUD$2 million.

Founded in 1993, the GEM group is a private US-based equity group with offices in New York, and Beijing. GEM has completed over 135 transactions in 13 different countries including 6 leveraged buy-outs in the US. As a private investment group GEM specialises in control, minority and public market investments.

The subscription price to be paid by GEM for shares in New Tel will be calculated on the basis of 90% of the price for New Tel ordinary shares traded on the Stock Exchange over a period of fifteen trading days preceding the issue, together with the issue of options over unissued shares in New Tel exercisable within 3 years at the same price as was subscribed by GEM. This equity line of credit arrangement is a well known concept in the US and the UK and will lead to an increase in New Tel's equity capital.

As and when the Company has made use of this facility or becomes obliged to make an initial drawdown, New Tel will announce the details of shares to be issued and, provided that where shareholder approval is necessary before the issue of new shares, that shareholder approval will be sought in advance.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY
